Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 8 DATED DECEMBER 10, 2020

TO THE OFFERING CIRCULAR DATED JUNE 19, 2020

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we,” “our,” “us” or the “Company”), dated June 19, 2020, as filed by us with the Securities and Exchange Commission on June 19, 2020 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update our management compensation; and

●	Update our plan of operation.

Management Compensation

The following information supersedes and replaces the third and fifth bullet points of the third paragraph in section of the Offering Circular captioned “Questions and Answers About This Offering — Questions about Expenses — What fees will you pay to the Manager or any of its affiliates?”:

●	Property-Level Asset Management Fee – fee paid to our Manager or an affiliate of our Manager in an amount equal to an annualized 1.50% of Effective Gross Income (as defined below) that will be paid monthly to the Manager for asset management services related to certain transactions. Effective Gross Income means a property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

●	Promoted Interest – interest paid to our Manager or an affiliate of our Manager in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid (8% or higher) cumulative, non-compounded preferred return.

The following information supersedes and replaces the third and fifth bullet points in the sections of the Offering Circular captioned “Offering Summary — Fees Paid by Unaffiliated and Affiliated Third Parties to our Manager or Affiliates of our Manager in Equity Assets – Special Purpose Entity” and “Management Compensation — Fees Paid by Unaffiliated and Affiliated Third Parties to our Manager or Affiliates of our Manager in Equity Assets – Special Purpose Entity:

●	Property-Level Asset Management Fee – fee paid to our Manager or an affiliate of our Manager in an amount equal to an annualized 1.50% of Effective Gross Income (as defined below) that will be paid monthly to the Manager for asset management services related to certain transactions. Effective Gross Income means a property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

●	Promoted Interest – interest paid to our Manager or an affiliate of our Manager in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid (8% or higher) cumulative, non-compounded preferred return.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Potential Investments

Turtle Creek – Fenton, Missouri

There is a reasonable probability that we may acquire an approximately $6,000,000 joint-venture limited partnership equity investment (the “Equity Investment”) in an entity that owns a 128-unit, Class A apartment community (the “Property”) in Fenton, Missouri, a suburb of St. Louis, Missouri. If the Equity Investment is completed, the entity will be managed by RM Communities Turtle Creek GP, LLC (“RM Communities Turtle Creek”), an affiliate of our Manager and a wholly-owned subsidiary of RM Communities, LLC, which is in turn, a wholly-owned subsidiary of Realty Mogul, Co., and RM Communities Turtle Creek will be entitled to certain fees in connection with this transaction.  RM Communities Turtle Creek will also serve as the sponsor of this transaction.

Built in 2018, the Property is 98% occupied as of November 2020. RM Communities Turtle Creek will be managing the project and plans to improve the Property through a light, strategic renovation program, amenitizing each unit with a technology enhancement package, and re-leasing the units at a higher rental rate. RM Communities Turtle Creek also plans to upgrade the Property’s exterior by improving visibility with new signage, landscaping, and adding an outdoor patio and picnic area.

The acquisition of the Equity Investment is subject to various conditions. No assurances can be given that we will acquire the Equity Investment.